CKE Restaurants, Inc.

6307 Carpinteria Ave., Ste. A

Carpinteria, California 93013

November 9, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Justin Dobbie
Special Counsel

Re:	CKE Restaurants, Inc.
Registration Statement on Form S-4 (File No. 333-169977)

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CKE Restaurants, Inc. (the “Company”) hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-169977) (the “Registration Statement”) so that the Registration Statement becomes effective at 3:00 p.m., Eastern Time, on November 12, 2010, or as soon as practicable thereafter.

The Company acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Howard A. Kenny of Morgan, Lewis & Bockius LLP at (212) 309-6843 with any questions you may have concerning this request. In addition, please notify Mr. Kenny when this request for acceleration has been granted.

CKE RESTAURANTS, INC.

/s/ Reese Stewart
Name:	Reese Stewart
Title:	Senior Vice President and Chief Accounting Officer

cc:    Howard A. Kenny, Esq. (Morgan, Lewis & Bockius LLP)